Park-Ohio Holdings Corp.

6065 Parkland Blvd.

Cleveland, Ohio 44124

September 27, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Cash, Accounting Branch Chief

      Dale Welcome

      Anne McConnell

Re:	Park-Ohio Holdings Corp.

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 8, 2011

File No. 0-03134

Park-Ohio Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on March 8, 2011

File No. 333-43005-01

Ladies and Gentlemen:

Park-Ohio Holdings Corp. (“Holdings”) and Park-Ohio Industries, Inc. (“Industries”), Ohio corporations (collectively, the “Company,” “we” or “our”), are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 9, 2011, with respect to the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2010, filed March 8, 2011.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Park-Ohio Holdings Corp. - Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Net Sales by Segment, page 21

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September 27, 2011

1.	Please revise future annual and quarterly filings to quantify how much of the increases or decreases in net sales by segment are due to changes in volume versus price.

Response:

In future annual and quarterly filings, we will quantify how much of any increases or decreases in net sales by segment are due to changes in volume versus price.

Cost of Products Sold & Gross Profit, page 22

2.	Please revise future annual and quarterly filings to discuss the main cost drivers affecting cost of products sold, including how these costs impacted your gross margins for the periods presented, and management’s expectations of how these costs may impact future results.

Response:

In future annual and quarterly filings, we will discuss the main cost drivers affecting cost of products sold, including how much these costs impacted our gross margins for the periods presented and management’s expectations of how these costs may impact future results, to the extent applicable.

Selling, General & Administrative Expenses, page 22

3.	Please revise future annual and quarterly filings to quantify each reason you provide for significant changes in selling, general and administrative expenses from period-to-period.

Response:

In future annual and quarterly filings, we will quantify each reason we provide for significant changes in selling, general and administrative expenses from period-to-period.

Liquidity and Capital Resources, page 26

4.	We refer to your discussion of the fluctuations in working capital items from 2009 to 2010. Please revise future annual and quarterly filings to explain the reason(s) for significant changes.

Response:

In future annual and quarterly filings, we will explain the reason(s) for significant changes in working capital items.

5.	We note you have foreign operations and undistributed earnings of foreign subsidiaries for which you have not provided deferred income taxes. To the extent

Securities and Exchange Commission

September 27, 2011

applicable and material, please revise future annual and quarterly filings to address the following:

•	Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of each balance sheet date;

•	Discuss the potential tax implications if such funds are needed for operations in the U.S.;

•	Discuss your intent to permanently reinvest these funds outside the U.S.; and

•	Quantify the amount of undistributed earnings for which you have not provided deferred taxes in your income tax footnote.

Response:

In future annual and quarterly filings, we will revise our disclosure regarding foreign operations and undistributed earnings of foreign subsidiaries for which we have not provided deferred income taxes to include the disclosures and quantifications requested by the Staff, to the extent applicable and material, similar to the following example:

The Company had cash and cash equivalents held by foreign subsidiaries of $33.7 million at December 31, 2010. For each of its foreign subsidiaries, the Company makes a determination regarding the amount of earnings intended for permanent reinvestment, with the balance, if any, available to be repatriated to the United States. The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the foreign subsidiaries’ operational activities and/or future foreign investments. At December 31, 2010, management believed that sufficient liquidity was available in the United States and it is our current intention to permanently reinvest undistributed earnings of our foreign subsidiaries outside of the United States. Although we have no intention to repatriate the approximately $65.4 million of undistributed earnings of our foreign subsidiaries as of December 31, 2010, if we were to repatriate these earnings there would potentially be an adverse tax impact in connection with any such repatriation.

Item 8. Financial Statements and Supplementary Data, page 33

Consolidated Statements of Operations, page 37

6.

We note that you recorded gains of $6.3 million and $6.2 million in 2009 and 2008, respectively, related to your purchase of the 8.375% senior subordinated notes in the statements of operations for Holdings. Additionally, we note that Industries recorded a gain of $12.5 million, the sum of the two above amounts, in their statement of operations for 2009. Please explain to us the specific transaction that occurred between Holdings and Industries related to the

Securities and Exchange Commission

September 27, 2011

repurchased debt and explain to us how you determined it was appropriate for Industries to record a gain.

Response:

In 2008, Holdings purchased $11.0 million aggregate principal amount of Industries’ 8.375% senior subordinated notes (the “Notes”) in the open market for $4.7 million. The Notes were not contributed to Industries, but instead were held by Holdings. Since the Notes continued to be the legal obligation of Industries, no gain was recorded at Industries in 2008. Upon consolidation, a gain of $6.2 million (net of $0.1 million of deferred financing costs) was recognized by Holdings.

In 2009, a wholly-owned foreign subsidiary of Industries purchased $15.2 million aggregate principal amount of the Notes in the open market for $8.9 million. In addition, in 2009, the same wholly-owned foreign subsidiary of Industries purchased the $11.0 million aggregate principal amount of Notes that were originally purchased by Holdings in 2008 from Holdings for the original purchase amount of $4.7 million. As a result, Industries recorded a gain of $12.5 million in 2009 to properly present the Notes as no longer outstanding.

Note B – Segments, page 43

7.	Please revise future filings to disclose revenue by product line as provided in FASB ASC 280-10-50-40.

Response:

In future filings, we will disclose revenue by major product line categories, as provided in FASB ASC 280-10-50-40, to the extent applicable.

Note C – Acquisitions, page 45

8.	Please demonstrate to us how you determined that audited financial statements for Pillar were not required to be filed under Rule 3-05 of Regulation S-X.

Response:

We acquired Pillar for a total purchase price of $9.9 million. As of December 31, 2009, Pillar had total assets of approximately $13.2 million, and for the year ended December 31, 2009, Pillar had income from continuing operations before income taxes and extraordinary items of approximately $159,000. Using the asset, investment and earnings tests set forth in Rule 1-02(w) of Regulation S-X for significance, whether comparing Pillar’s assets and earnings to (i) our actual assets as of December 31, 2009 and income from continuing operations before income taxes and extraordinary items for the year ended December 31, 2009 or (ii) our pro forma assets as of December 31, 2009 and pro forma income from continuing operations before extraordinary items on a pro forma basis giving effect to our acquisitions of certain assets and liabilities of Assembly Component Systems, Inc. and substantially all of the assets of Rome Die Casting LLC

Securities and Exchange Commission

September 27, 2011

for the year ended December 31, 2009 (as set forth in our Current Report on Form 8-K/A filed with the Commission on December 14, 2010), each of the tests was below 3% of our total assets or earnings, as applicable. Accordingly, we determined that audited financial statements were not required to be filed under Rule 3-05 of Regulation S-X.

Park-Ohio Industries, Inc. – Form 10-K for the Fiscal Year Ended December 31, 2010

General

9.	To the extent applicable, please revise future annual and quarterly filings to comply with the comments related to Park-Ohio Holdings’ Exchange Act filings.

Response:

In future annual and quarterly filings of Park-Ohio Industries, Inc., we will conform our disclosures to comply with the comments related to Park-Ohio Holdings’ Exchange Act filings, to the extent applicable.

Item 8. Financial Statements and Supplemental Data, page 27

Note N – Supplemental Guarantor Information, page 52

10.	We refer to your condensed consolidated balance sheets and statements of operations. Please explain to us why the amounts of equity and net income for the parent are not equal to the related consolidated amounts. This comment is also applicable to your quarterly filings.

Response:

The amount of equity for the parent does not equal the related consolidated equity in 2010 and 2009 primarily because: (a) the income of a non-guarantor foreign subsidiary of the parent was recorded on the cost method; (b) the cumulative foreign currency translation adjustment of the non-guarantor subsidiaries was not recorded by the parent (all foreign subsidiaries are non-guarantors); and (c) the gain on the purchase of the Notes was recorded as a consolidation/elimination entry in the consolidation because the Notes were purchased by a non-guarantor subsidiary and the gain results upon consolidation of that wholly-owned subsidiary into Industries. The amount of net income for the parent in 2010 and 2009 is not equal to the consolidated net income amount because net income of a non-guarantor subsidiary and the foreign currency impact of a transaction by a non-guarantor subsidiary were not recorded by the parent. In addition, as noted in (c) above, the gain on the purchase of the Notes was recorded as a consolidation/elimination entry in 2009. Although all consolidated amounts are properly stated, the Company acknowledges the Staff’s comment and the requirement of Rule 3-10 of Regulation S-X for the parent to present investments in all subsidiaries based upon their proportionate share of the subsidiary’s net assets and prospectively will classify all entries relating to equity in investments in subsidiaries in the parent column. However, as noted in the Company’s quarterly report on Form 10-Q for the quarter ending March 31, 2011, all of the Notes that were issued and

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September 27, 2011

outstanding as of December 31, 2010 were repurchased by Industries in April 2011. Consequently, Industries proposes to make the reclassification adjustments to the supplemental guarantor information for its 8.125% Senior Notes issued in 2011 for all periods presented in its future annual and quarterly reports, beginning with Industries’ quarterly report on Form 10-Q for the quarter ending September 30, 2011 to be filed in November 2011.

11.	We refer to your condensed consolidated statements of cash flows. Please explain to us the facts and circumstances that resulted in the parent generating positive cash flows from operations in 2010 and 2009.

Response:

The parent generated positive cash flows from operations in 2010 and 2009 principally because of changes in the operating assets and liabilities, including intercompany accounts with its domestic subsidiaries.

*        *        *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2204 or by facsimile at 440-947-2299.

Sincerely,

/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford
Vice President and Chief Financial Officer